UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
SEC File number - 1-10160

NOTIFICATION OF LATE FILING

(Check One):

__Form 10-K; __Form 20-F; _X_Form 11-K; __Form 10-Q; __ Form N-SAR

For Period Ended: December 31, 2001_____________________

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Union Planters Corporation_________________________________________________ Full Name of Registrant
________________________________________________________________________________ Former Name if Applicable
6200 Poplar Ave_________________________________________________________________ Address of Principal Executive Office (Street and Number)
Memphis, TN 38119_______________________________________________________________ City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Union Planters Corporation has been unable to obtain and audit opinion from PricewaterhouseCoopers pertaining to the Union Planters 401-K plan. Please see attached statement for further information.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James M. Barber__________ (Name)	901-_____________ (Area Code)	580-5227____________________ (Telephone Number)

(2) Have all other periodic reports reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). _X_Yes __No ________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? __Yes; _X_ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

__Union Planters Corporation___
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date_June 27, 2002	By__/s/ Bobby Doxey___________________
Senior Executive Vice President, Chief Financial Officer and Chief Accounting Officer